February 4, 2020

George H. Kirby, III
Chief Executive Officer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, NJ 08831

       Re: Ocean Power Technologies, Inc.
           Registration Statement on Form S-1
           Filed January 21, 2020
           File No. 333-235995

Dear Mr. Kirby:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 21, 2020

General

1. Please provide us with an analysis as to why you believe this offering of an additional
       5,400,000 shares is appropriately registered as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933. Among other factors in your response, please address the aggregate size of the resale offerings that have been registered pursuant to the purchase agreement with Aspire Capital compared to the number of shares of common stock held by non-affiliates. In this regard, we note your disclosure that if all 5,400,000 shares were issued and outstanding, it would represent more than 50% of the Company's total common stock outstanding. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure
       Interpretations.
 George H. Kirby, III
Ocean Power Technologies, Inc.
February 4, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameGeorge H. Kirby, III
                                                           Division of
Corporation Finance
Comapany NameOcean Power Technologies, Inc.
                                                           Office of Energy &
Transportation
February 4, 2020 Page 2
cc:       Kevin J. Poli
FirstName LastName